

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

<u>Via E-Mail</u>
Robert S. Shapard
Chief Executive
Oncor Electric Delivery Company LLC
1616 Woodall Rogers Fwy
Dallas, Texas 75202

> **Re:** **Oncor Electric Delivery Company LLC**
> **Registration Statement on Form S-4**
> **Filed June 4, 2012**
> **File No. 333-181876**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2012**
> **File No. 333-176464**

Dear Mr. Shapard:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. We note that you are registering Senior Secured Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Table of Contents, page 1

2.   We note the penultimate sentence of the paragraph preceding the table of contents.
        Please revise to remove any potential implication that the referenced agreements do not
        constitute public disclosure under the federal securities laws. Please also be advised that,
        notwithstanding the inclusion of this general disclaimer, you are responsible for
        considering whether additional specific disclosures of material information regarding
        material contractual provisions are required to make the statements in your registration
        statement not misleading; please also revise to include a statement of such responsibility.
        Please note that this comment also applies to your Post Effective Amendment No. 1 to
        Form S-1.

3.   Please remove as inappropriate the Notice of Corporate Separateness immediately
        following the table of contents. Please note that this comment also applies to your Post
        Effective Amendment No. 1 to Form S-1.

Risk Factors, page 12

4.   Please delete the language in the introductory paragraph referring to additional risks and
        uncertainties not currently known to you or that you currently consider immaterial. All
        material risks should be described by your disclosure; if risks are not deemed material,
        you should not reference them. Please note that this comment also applies to your Post
        Effective Amendment No. 1 to Form S-1.

Our ring-fencing measures may not work as planned, page 15

5.   Please revise your disclosure to expand the discussion of the potential consequences of
        the failure of your ring-fencing strategy. In this regard, we note recent news reports
        regarding the potential vulnerability of your ring-fencing measures, as well as the
        negative change in your rating outlook as a result of "the contagion risk that Oncor is
        exposed to by its financially distressed affiliate, Texas Competitive Electric Holdings
        Company LLC (TCEH) and its ultimate parent, Energy Future Holdings Corp (EFH)"
        (February 27, 2012 announcement of Moody's). Additionally, please revise the heading
        of this risk factor to add language reflecting the possibility that the ring-fencing strategy
        may completely fail. Please note that this comment also applies to your Post Effective
        Amendment No. 1 to Form S-1.

Our Business and Properties, page 24

6.   We note your disclosure regarding your ring-fencing strategy in the first paragraph on
        page 25, as well as similar disclosure in the fourth paragraph of the Management's
        Discussion and Analysis of Financial Condition and Results of Operation section on page
        30. In addition, we note your risk factor disclosure in the third full paragraph on page 15
        that your ring-fencing strategy may not work as planned. Please expand your disclosure

on page 25 and page 30, and other similar disclosure throughout the filing as necessary, to discuss the possibility that the ring-fencing arrangements will not be successful, as well as the related consequences. Please note that this comment also applies to your Post Effective Amendment No. 1 to Form S-1.

Undertakings, page II-8

7.	Please furnish the undertakings required by Item 22(b) and (c) of Form S-4.

Exhibit 5.a, Opinion

8.	Please explain why your counsel believes it is necessary to include the last sentence of the penultimate paragraph of its legality opinion. In this regard, we note the exceptions already contained in clauses (a), (b) and (c) of this paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Crews Lott
        Baker & McKenzie LLP